Samuel H. Pilch
Senior Group Vice President and Controller
Allstate Life Insurance Company

June 6, 2013

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Allstate Life Insurance Company

Form 10-K for the Year Ended December 31, 2012

Filed on March 8, 2013

File Number: 000-31248

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated May 24, 2013 to Mr. Samuel Pilch, Senior Group Vice President and Controller of Allstate Life Insurance Company, with respect to the above-referenced filing.

For your convenience, we have set forth the comment in bold typeface and appearing below each comment are explanatory remarks and the disclosure revision to be adopted in our Form 10-Q for the quarterly period ended June 30, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview and strategy, page 20

1.              You disclose that you anticipate that interest rates may remain below historic averages for an extended period of time.  Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows.  To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

In our 2012 Form 10-K, the Company took the approach of discussing the expected effects of the extended low interest rate environment in the respective sections of the MD&A.  We believe that we can best address your comments by including an introductory commentary and accordingly the Company will include the following disclosure in the MD&A of our Form 10-Q for the quarterly period ended June 30, 2013.  We have used estimated information as of March 31, 2013 to facilitate your review.  A comparable disclosure will be included in subsequent filings as conditions warrant.

The low interest rate environment in the U.S. has resulted in our current reinvestment yields being lower than the overall portfolio income yield, primarily for our investments in fixed income securities and commercial mortgage loans.  During 2012, the Federal Reserve Board announced its decision to keep interest rates low through at least 2014 and to increase the prominence of the unemployment rate as an input to monetary policy decisions.  We anticipate that interest rates may remain below historic averages for an extended period of time and that financial markets may continue to have periods of high volatility.

Deferred annuity contracts with fixed and guaranteed crediting rates, or floors that limit crediting rate reductions, are adversely impacted by a prolonged low interest rate environment since we may not be able to reduce crediting rates sufficiently to maintain investment spreads.  Financial results of long duration products that do not have stated crediting rate guarantees but for which underlying assets may have to be reinvested at interest rates that are lower than portfolio rates, such as structured settlements and term life insurance, may also be adversely impacted.

The following table summarizes the weighted average guaranteed crediting rates and weighted average current crediting rates as of December 31, 2012 for certain fixed annuities and interest-sensitive life contracts where management has the ability to change the crediting rate, subject to a contractual minimum.  Other products, including equity-indexed, variable and immediate annuities, equity-indexed and variable life, and institutional products totaling $10.72 billion of contractholder funds, have been excluded from the analysis because management does not have the ability to change the crediting rate or the minimum crediting rate is not considered meaningful in this context.

($ in millions)	Weighted average guaranteed crediting rates	Weighted average current crediting rates	Contractholder funds

Annuities with annual crediting rate resets	3.15%	3.16%	$ 10,626
Annuities with multi-year rate guarantees(1):
Resettable in next 12 months	2.05	3.93	1,610
Resettable after 12 months	1.56	3.54	5,434
Interest-sensitive life insurance	3.90	4.16	10,249

_________________

(1)  These contracts include interest rate guarantee periods which are typically 5 or 6 years.

Investing activity will continue to decrease our portfolio yield as long as market yields remain below the current portfolio yield.  The portfolio yield has been less impacted by reinvestment in the current low interest rate environment, as much of the investment cash flows have been used to fund the managed reduction in spread-based liabilities.  The declines in both invested assets and portfolio yield are expected to result in lower net investment income in future periods.

We expect approximately 10.5% of the amortized cost of fixed income securities not subject to prepayment and approximately 16.9% of commercial mortgage loans to mature through 2014.  We have $41.91 billion of such assets as of March 31, 2013.  Additionally, for ABS, RMBS and CMBS securities that have the potential for prepayment and are therefore not categorized by contractual maturity, we received periodic principal payments of $438 million in the first quarter of 2013.  To the extent portfolio cash flows are reinvested, the average pre-tax investment yield of 5.0% is expected to decline due to lower market yields.

In order to mitigate the unfavorable impact that the current interest rate environment has on investment results, we are:

•       Optimizing return and risk in an uncertain economic climate and volatile investment market.

•       Shifting the portfolio mix in the next few years to have less reliance on lending to borrowers and a greater proportion of ownership of assets including real estate and other cash-generating assets.

•       Managing the alignment of assets with respect to our changing liability profile.

These topics are discussed in more detail in the respective sections of the MD&A.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

14.  Statutory Financial Information and Dividend Limitations, page 100

2.              Please tell us why disclosure is not required by ASC 944-505-50-3 or 50-6.

The Company did not use any permitted statutory accounting practices in 2012, 2011 or 2010.

The Company did not use any prescribed statutory accounting practices that resulted in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk-based capital that would have been reported had National Association of Insurance Commissioners’ statutory accounting practices been followed in 2012, 2011 or 2010.  The Company has one prescribed practice, applicable to a New York domiciled wholly-owned subsidiary of ALIC, which reduced actual statutory capital and surplus by $1.8 million or 0.05% as of December 31, 2012, which is considered insignificant.

Therefore, the disclosures are not applicable.

3.              Although you disclose ALIC exceeds its company action level RBC as of December 31, 2012, please provide us proposed disclosure to be included in future periodic reports indicating the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b.  If not significant, please clarify in the proposed disclosure.

The Dividend Limitations disclosure below will be included in the MD&A of our Form 10-Q for the quarterly period ended June 30, 2013.  Changes from the disclosure in our 2012 Form 10-K are marked.  A comparable disclosure will be included in the footnotes of our 2013 Form 10-K.

Statutory Financial Information and Dividend Limitations

ALIC and its insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile.  Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules.  Permitted statutory accounting practices encompass all accounting practices not so prescribed.

All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director.  Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

Statutory net income (loss) of ALIC and its insurance subsidiaries was $382 million, $(83) million and $(456) million in 2012, 2011 and 2010, respectively.  Statutory capital and surplus was $3.38 billion and $3.46 billion as of December 31, 2012 and 2011, respectively.

Dividend Limitations

The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements and other relevant factors.  The payment of shareholder dividends by ALIC to AIC without the prior approval of the Illinois Department of Insurance (“IL DOI”) is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months.  The amount of dividends is further limited to the amount of unassigned surplus, which is the portion of statutory capital and surplus out of which dividends can be paid.  During 2013, ALIC will not be able to pay dividends without prior IL DOI approval since it does not have unassigned surplus.  As of December 31, 2012, ALIC’s unassigned surplus reflected a deficit position of $62 million.  ~~All~~ Under state insurance ~~regulators have adopted~~ laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write.  Insurance companies are also subject to risk-based capital (“RBC”) requirements adopted by state insurance regulators ~~developed by the NAIC~~.

A company’s “authorized control level RBC” is calculated using various factors applied to certain financial balances and activity.  Companies that do not ~~M~~maintain~~ing~~ statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to take specified actions ~~allows the insurance company to avoid RBC regulatory action~~.  Company action level RBC is significantly in excess of the minimum capital requirements. ALIC’s total statutory capital and surplus and authorized control level RBC were $3.38 billion and $551 million, respectively, ~~exceeds its company action level RBC~~ as of December 31, 2012.

4.              Please provide us proposed disclosure to be included in future periodic reports indicating the amount of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise indicating how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.  In addition, tell us why schedule II as prescribed by Article 7-05(c) of Regulation is not required.

The restricted net assets of Allstate Life Insurance Company’s consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together do not exceed 25% of consolidated net assets as of December 31, 2012.  Therefore, the Rule 4-08(e)(3)(ii) disclosure is not required.

The restricted net assets of Allstate Life Insurance Company’s consolidated subsidiaries do not exceed 25% of consolidated net assets as of December 31, 2012.  Therefore, the Article 7-05(c) Schedule II is not required.

The company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact Kathleen Enright, Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch

Samuel H. Pilch

Senior Group Vice President and Controller

Allstate Life Insurance Company

CC: Gus Rodriguez, Securities and Exchange Commission

James Peklenk, Securities and Exchange Commission